Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Nine Months Ended
	2008	2009	2010	2011	2012	December 31, 2012
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$762	$1,049	$1,152	$1,209	$1,354	$1,055
Add: Fixed charges	248	191	156	121	123	74
Total earnings available for fixed charges	$1,010	$1,240	$1,308	$1,330	$1,477	$1,129
Fixed charges:
Interest expense(1)	$169	$130	$102	$68	$64	$48
Interest portion of rental expense	79	61	54	53	59	26
Total fixed charges	$248	$191	$156	$121	$123	$74
RATIOS OF EARNINGS TO FIXED CHARGES	4.07	6.49	8.38	10.99	12.01	15.26
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness